

Areo Nazari

Founder at CaryRx

Washington, District Of Columbia

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CaryRx

University of Maryland Baltimore

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366 connections

Activity

368 followers

A well organized and great event. Thank you to the Mid-Atlantic Venture Association for selecting CaryRx to participate and present!

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Experience

CaryRx

Founder

CaryRx

Oct 2015 – Present · 3 yrs 2 mos

Washington D.C. Metro Area

Target

Executive Team Leader - Pharmacy

Target

Aug 2013 – Sep 2015 · 2 yrs 2 mos

Rite Aid

Pharmacist in Charge

Rite Aid

Dec 2010 – Aug 2013 · 2 yrs 9 mos

Education

University of Marylan

University of Maryland Baltimore

Doctor of Pharmacy

2007 – 2011









Marylan

University of Maryland

University of Maryland

BS, Biology

2001 – 2005